Filed by Citigroup Inc. Pursuant to Rule 425
under the Securities Act of 1933

Subject Company: Grupo Financiero Banamex Accival, S.A. de C.V.
Commission File No. 082-03325
Date: July 16, 2001

In connection with the proposed transaction, Citigroup has filed a registration statement on Form S-4 with the Securities and Exchange Commission. Investors and security holders are advised to read the registration statement (as amended) because it contains important information. Investors and security holders may obtain a free copy of the registration statement and other documents filed by Citigroup with the SEC at the SEC's web site at (http://www.sec.gov). Free copies of the registration statement and other documents filed by Citigroup with the SEC may also be obtained from Georgeson Shareholder, our information agent, by directing a request to Georgeson Shareholder, 17 State Street, 10th Floor, New York, New York 10004, banks and brokers call collect: (212) 440-9800, all others call toll free: (800) 223-2064.

Certain of the statements contained herein that are not historical facts are forward-looking statements. Citigroup's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "target," "may increase," "may fluctuate," "may result in," "are projected," and similar expressions. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: general economic conditions, including the performance of financial markets and interest rates; Citigroup's ability to increase revenues and market share during a difficult market; and the risks and uncertainties described in the registration statement on Form S-4 filed by Citigroup with the SEC in connection with the proposed transaction.

[This is a copy of the slides from the presentation today by Citigroup concerning its second quarter financial results.]

citigroup

# Second Quarter 2001 Earnings Review

**July 16, 2001**

# Second Quarter 2001 Highlights

**$3.8B Core Income**

- ✓ Core EPS up 14%
- ✓ Total revenues up 8%, with expense growth held to 1%
- ✓ 38% income growth in Global Consumer Finance on strong receivables growth and expense control
- ✓ Market share gains in the Corporate and Investment Bank
- ✓ Expanding share in Emerging Markets
- ✓ Continued growth in cross-marketing
- ✓ 22.4% Return on Common Equity

# Second Quarter 2001 Income

| ($ in Millions) | 2Q01 | 2Q00 | % Change |
|---|---|---|---|
| Global Consumer | $1,891 | $1,585 | 19% |
| Global Corporate | 1,672 | 1,521 | 10% |
| Global Investment Mgmt. & Private Banking | 180 | 170 | 6% |
| Investment Activities | 227 | 258 | (12%) |
| Corporate/Other | (185) | (193) | 4% |
| **Core Income** | **$3,785** | **$3,341** | **13%** |
| Diluted Core EPS | $ 0.74 | $ 0.65 | 14% |
| ROE | 22.4% | 22.9% | |
| Restructuring Charge | (133) | (2) | NM |
| Effect of Accounting Changes | (116) | --- | NM |
| Net Income | $3,536 | $3,339 | 6% |


Global Consumer 48%
Global Corporate 42%
6%
4%
Investment Activities
Global Investment Mgmt. & Private Banking

Note: Excluding Corporate/Other


North America 63%
7%
Europe
8%
Japan
4%
CEEMEA*
11%
Asia
7%
Latin America

Note: Excluding Investment Activities

*CEEMEA (Central & Eastern Europe, Middle East and Africa) includes the Indian sub-continent

# Delivering on Diversified Growth

## Core Income Second Quarter 2001 (Year-over-Year %)



CitiFinancial 40%
EM Corp. & Global Trans. Svcs. 35%
Japan Consumer 32%
Mortgage Banking 24%
Citigroup Private Bank 18%
Citibanking North America 17%
North America Cards 17%
Western Europe Consumer 16%
Travelers Life & Annuity 14%
Corporate Finance 12%
Emerging Markets Consumer 10%
Commercial Lines 5%
Primerica Financial Services 2%
(4%) Citigroup Asset Mgmt.
(19%) Private Client
(52%) Personal Lines

**Double digit income increases in 11 businesses**

citigroup

# Healthy Top-Line Growth

## Revenue Second Quarter 2001 (Year-over-Year%)



Japan Consumer 24%
North America Cards 21%
Mortgage Banking 19%
Citibanking North America 17%
EM Corp. & Global Trans. Svcs. 14%
Commercial Lines 13%
Citigroup Private Bank 11%
CitiFinancial 10%
Emerging Markets Consumer 6%
Personal Lines 5%
Primerica Financial Services 4%
Citigroup Asset Mgmt. 3%
Corporate Finance 1%
Western Europe Consumer 0% Ex-FX 7%
(1%) Travelers Life & Annuity
(11%) Private Client

**Total business revenues increased 9%**

# First Half 2001 Income

| ($ in Millions) | YTD 01 | YTD 00 | % Change |
|---|---|---|---|
| Global Consumer | $3,698 | $3,081 | 20% |
| Global Corporate | 3,418 | 3,385 | 1% |
| Global Investment Mgmt. & Private Banking | 372 | 344 | 8% |
| Investment Activities | 359 | 907 | (60%) |
| Corporate/Other | (402) | (437) | 8% |
| **Core Income** | **$7,445** | **$7,280** | **2%** |
| Diluted Core EPS | $ 1.45 | $ 1.41 | 3% |
| ROE | 22.5% | 25.1% | |
| Restructuring & Merger-Related Items | (213) | (85) | NM |
| Effect of Accounting Changes | (158) | --- | NM |
| Net Income | $7,074 | $7,195 | (2%) |


Global Consumer 47%
Global Corporate 43%
5%
5%
Investment Activities
Global Investment Mgmt. & Private Banking

Note: Excluding Corporate/Other


North America 62%
8%
Europe
9%
Japan
4%
CEEMEA*
10%
Asia
7%
Latin America

Note: Excluding Investment Activities

*CEEMEA (Central & Eastern Europe, Middle East and Africa) includes the Indian sub-continent

# Citigroup Consumer Credit Quality


North America Cards (1)
Net Credit Losses as a % of Average Loans
7.00%
6.00%
5.00%
4.00%
3.00%
2.00%
1.00%
0.00%
5.13%
5.03%
4.72%
4.80%
4.65%
4.32%
3.95%
4.22%
4.84%
5.51%
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01


CitiFinancial
Net Credit Losses as a % of Average Loans
4.00%
3.00%
2.00%
1.00%
0.00%
2.76%
2.57%
2.50%
2.78%
2.92%
2.49%
2.33%
2.57%
2.57%
2.52%
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01


International Consumer
Net Credit Losses as a % of Average Loans
4.00%
3.00%
2.00%
1.00%
0.00%
2.72%
2.59%
2.27%
2.32%
2.34%
2.18%
2.18%
2.66%*
2.36%
2.37%
2.35%
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01

(1) Excludes Diners Club

*4Q00 of 2.66 % includes FFIEC write-offs; ex-FFIEC in 4Q00 was 2.36%

# Cards Credit Quality



National Credit Card Bankruptcy Filings (1)
YTD 2001
40
35
30
25
20
15
Week 1
Week 3
Week 5
Week 7
Week 9
Week 11
Week 13
Week 15
Week 17
Week 19
Week 21
Week 23
Week 25
Week 26



North America Cards (2)
90+ Days Past Due
3.0%
2.0%
1.0%
0.0%
1.49%
1.26%
1.34%
1.46%
1.84%
1.72%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01

- Weekly national bankruptcy filings have improved 22% on average since peak in March
- North America Cards(2) 90+ day delinquencies improved 12 basis points over 1Q01

(1) Source: Visa
(2) Excludes Diners Club

citigroup

# Global Corporate Credit Quality



Global Corporate
NCLs as a % of Average Loans
0.30%
0.20%
0.10%
0.00%
0.15%
0.14%
0.12%
0.14%
0.15%
0.18%
0.10%
0.18%
0.20%
0.21%
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01



Global Corporate
Cash Basis Loans as a % of EOP Loans
2.00%
1.00%
0.00%
1.42%
1.42%
1.39%
1.33%
1.30%
1.35%
1.34%
1.43%
1.64%
1.83%
1Q99
2Q99
3Q99
4Q99
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01

citigroup

# *Disciplined Expense Management*


($B)
Citigroup Total Adjusted Operating Expenses
$12.0
$8.0
$4.0
$9.3
$9.3
$9.6
$9.6
$10.4
$9.4
-10%
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01


Citigroup Revenue and Expense Growth 2Q01 vs. 2Q00
10%
8%
6%
4%
2%
0%
8.0%
1.0%
Revenues
Expenses

- **Adjusted operating expenses decreased 10% from 1Q01 and increased 1% from 2Q00**

# Executing Growth Strategy

| Citigroup Strategic Focus | Year-to-Date 2001 Performance |
|---|---|
| **Global Cards** | • Core income at $1.2 billion, up 18%<br>• Receivables up 11%; Accounts up12%<br>• People's Bank portfolio acquisition in UK |
| **Global Consumer Finance** | • Core income of $882 million, up 33%<br>• Receivables up 13% to $74 billion<br>• Associates integration savings well ahead of targets |
| **Emerging Markets** | • Core income of $1.5 billion, up 18%<br>• Best Emerging Markets Bank by *Global Finance* Magazine<br>• Banacci transaction announced |
| **Global Insurance** | • Core income of $1.5 billion, up 6%<br>• Expanding share in annuities<br>• GRB clients = 35% of new nat'l accounts sales in Commercial Lines |
| **Global Capital Markets** | • Core income of $2.2 billion, up 12%<br>• Increased Global Debt & Equity Underwriting market share to 11.0% from 10.7% for Full Year 2000<br>• #1 in disclosed fees from Debt & Equity underwriting |
| **Global Wealth Management** | • Core income of $1.5 billion, down 10%; up 4% excl. Private Client<br>• Proprietary investment products share of channel up to 60% from 44% YTD 2Q00<br>• Private Banking Group income increased 19% |

Note: Some of the above income segments overlap with others.

# *CitiFinancial*

## *Delivering on the Associates Merger Commitment*


Revenue per Branch
($000)'s
1,500
1,200
900
600
300
0
115%
$442
$950
$1,100
$1,155
Associates U.S.
CitiFinancial
2000
YTD 2001


Efficiency Ratio*
6.0%
4.0%
2.0%
0.0%
5.50%
137 bps
4.13%
4.30%
3.78%
Associates U.S.
CitiFinancial
2000
YTD 2001

*Efficiency Ratio defined annualized expense divided by average net receivables

# Capital Discipline

## Second Quarter 2001

| | 2Q01 | 2Q00 |
|---|---|---|
| **Stockholders' equity[1] (billions)** | $ 75.0 | $ 66.3 |
| **Return on Common Equity** | 22.4%[2] | 22.9% |
| **Strong regulatory capital ratios** | | |
| Tier I Ratio (>7.5%[3]) | 8.8%[2] | 8.0% |
| Total Capital Ratio (>10.5%[3]) | 11.5%[2] | 10.3% |
| GAAP Assets (billions) | $ 953[2] | $ 877 |

**Consistent share repurchase**

- 40.5 million shares YTD 2001
- Repurchase cost of $2.0 billion YTD 2001
- Diluted shares outstanding 5.1 billion at end 2Q01

(1) Includes trust securities
(2) Preliminary
(3) Management guideline

# The Citigroup Difference

- **Diversified global earnings growth**
  - Select geography, product, channel
  - Stable and recurring income
- **Business leadership**
  - Powerful distribution
  - Cross-marketing focus
  - Manufacturing scale
- **Management discipline**
  - Expense and risk management
  - Acquisition integration
- **Technology leadership**
  - Scale platforms
  - Internet enabled
- **Capital Strength**
  - Efficient management
  - Play offense

**Run the Business as Shareholders**

# *Appendix*

# Global Consumer Finance



($B)
Receivables
$75
$50
$25
61
65
68
70
73
74
1Q00
2Q00
3Q00
4Q01
1Q01
2Q01



($B)
Net Revenues and Adjusted Expenses
2.5
2.0
1.5
1.0
0.5
0.0
1.8
1.9
2.0
2.1
2.2
2.3
0.8
0.8
0.8
0.9
0.9
0.8
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
Net Revenues
Adj. Expenses

- **2Q01 core income of $493 million, up 38% vs. 2Q00**
- **Strong organic growth in U.S. and Japan**
  - Global receivables up 13% to $74B
- **2Q01 ROMA* of 2.35%, up 33 bps vs. 2Q00**

*Return on Managed Assets

# Global Capital Markets

## *Continuing to Build Market Share*

| | YTD 2001 Share | YTD 2001 Rank | Full Year 2000 Share | Full Year 2000 Rank |
|---|---|---|---|---|
| **Global Debt & Equity** | **11.0%** | **2** | **10.7%** | **2** |
| **Global Debt** | **11.5%** | **2** | **11.5%** | **2** |
| U.S. Investment Grade | 22.8% | 1 | 16.4% | 1 |
| U.S. High Yield | 14.2% | 2 | 11.4% | 3 |
| European Debt | 7.4% | 2 | 6.8% | 4 |
| **Global Equity** | **11.6%** | **5** | **7.5%** | **5** |
| **Global M&A (Announced)** | **14.3%** | **6** | **20.4%** | **5** |
| **Global M&A (Completed)** | **29.4%** | **3** | **17.0%** | **6** |

- **#1 Global Debt & Equity disclosed fees YTD 2Q01 with 13.8% market share vs. 8.9% YTD 2Q00**
- **Co-lead on Kraft IPO - 2nd biggest IPO in history**

Source: Securities Data Corporation

# Expanding Share in the Emerging Markets



2000 Revenues(1)
($B)
$14
$12
$10
$8
$6
$4
$2
$0
Banacci
Citibank
HSBC
BBVA
BSCH
ABN AMRO
Stan. Chart.
JPM Chase
Fleet Boston
Deutsche
Bank of America
ING



Emerging Markets
Market Share (2)
1998-2000
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
4.8%
Banacci
1.3%
2.5%
3.5%
1998
Full Year 2000

(1) Source: Company Annual Reports

(2) Based on revenues

# *Banacci - The Leading Financial Institution in Mexico*


Mexican Market Share
% of Key Products
40%
30%
20%
10%
0%
31%
27%
20%
16%
9%
Performing Loans
Demand Deposits
Banc-assurance
Pension Funds
Brokerage

| Market Position | #1 | #2 | #1 | #1 | #1 |
|---|---|---|---|---|---|

# Leverage Distribution

**146 Million Customer Accounts**
**> 100 Countries**

**Distribution Channels:**

- *Market Leadership*
- *"Open Architecture"*

| | |
|---|---|
| citistreet | 500 Representatives |
| PRIMERICA | 247,000 PFA's |
| Travelers Life & Annuity | 15,000 Agents |
| citifinancial | 2,300 Offices |
| Internet Distribution | >9 MM Internet Accounts |
| citibank | 2,600 Corporate Rel. Managers |
| Salomon Smith Barney | 12,549 FC's<br>2,000 Inv. Bankers |
| citibank | 550 Private Bank Rel. Managers |
| Travelers Property Casualty | 8,000 Agents |
| citibank | 1,500 Branches Globally |

- **Tailoring**
- **Management Focus**

**Credit & Financing** | **Asset Management** | **Transactions** | **Insurance** | **Third Party Products**

**Product Manufacturing:**

- *Best in Class Products*
- *Scale Efficiency*

# Citigroup Cross-Marketing

## *Improving Results*

- Sales of investment banking products to GRB clients increased 21% YTD to approximately $1.3B
- Global Relationship clients represented 35% of new national accounts sales in Commercial Lines
- Sales of insurance and other products and services to North America cards customers increased 35% YTD to $377M

**Proprietary Investment Products***
**% Share of Channel**
**1H01 vs. 1H00**


80%
60%
40%
20%
34%
57%
57%
71%
55%
73%
48%
58%
SSB
PFS
Citibanking NA
International Consumer
1H00
1H01

* Mutual Funds, Managed Accounts and Annuities

- Statements made today may include forward-looking information subject to risks, uncertainties and other factors that could materially affect actual results.
- For further information please see Citigroup's reports filed with the SEC pursuant to the Securities Exchange Act of 1934 which are available at the SEC's website (www.sec.gov).